UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement

☐ Form C-U: Progress Update

☐ Form C/A: Amendment to Offering Statement

    ☐ Check box if Amendment is material and investors must reconfirm within five business days.

☐ Form C-AR: Annual Report

☐ Form C-AR/A: Amendment to Annual Report

☐ Form C-TR: Termination of Reporting

Name of issuer
Zero Proof Drinks

Legal status of issuer

    Form
    C-Corp

    Jurisdiction of Incorporation/Organization
    California

    Date of organization
    July 17, 2019

Physical address of issuer
931 10th Street, #203, Modesto, Ca 95354

Website of issuer
https://spiritycocktails.com/

Name of intermediary through which the offering will be conducted
SI Securities, LLC

CIK number of intermediary
0001603038

SEC file number of intermediary
008-69440

CRD number, if applicable, of intermediary
170937

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering
7.5% of the amount raised

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
SI Securities will receive equity compensation equal to 2.5% of the number of securities sold.

Type of security offered
Convertible Note

Target number of Securities to be offered
N/A

Price (or method for determining price)
Determined in conjunction with a broker-dealer.

Target offering amount
$25,000

Oversubscriptions accepted:

☑ Yes

☐ No

Oversubscriptions will be allocated:

☐ Pro-rata basis

☑ First-come, first-served basis

☐ Other:

Maximum offering amount (if different from target offering amount)
$1,070,000

Deadline to reach the target offering amount
October 7, 2022

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
1

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$143,487	$100,842
Cash & Cash Equivalents	$31,248	$49,256
Accounts Receivable	$6,320	$0
Short-term Debt	$17,939	$4,651
Long-term Debt	$0	$0
Revenues/Sales	$349,901	$0
Cost of Goods Sold	$293,588	$0
Taxes Paid	$0	$0
Net Income (Loss)	($46,201)	($108,550)

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

EXHIBITS
EXHIBIT A: Offering Memorandum
EXHIBIT B: Financials
EXHIBIT C: PDF of SI Website
EXHIBIT D: Investor Deck

EXHIBIT A
OFFERING MEMORANDUM PART II OF OFFERING STATEMENT
(EXHIBIT A TO FORM C)

July 27, 2022

Zero Proof Drinks



Up to $1,070,000 of Convertible Notes

Zero Proof Drinks, "SPIRITY COCKTAILS" ("Endeavour", "Endeavour", the "Company", "we", "us", or "our"), is offering up to $1,070,000 worth of Convertible Notes of the Company (the "Securities"). Purchasers of Securities are sometimes referred to herein as "Purchasers". The minimum target offering is $25,000 (the "Target Amount"). This Offering is being conducted on a best efforts basis and the Company must reach its Target Amount of $25,000 by October 7th, 2022, (the "Grace Period Date"). The Company is making concurrent offerings under both Regulation CF (the "Offering") and Regulation D (the "Combined Offerings"). Unless the Company raises at least the Target Amount of $25,000 under the Regulation CF Offering and a total of $400,000 under the Combined Offerings (the "Closing Amount") by the Grace Period Date, no Securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned. Investors who completed the subscription process by September 23, 2022 (the "Campaign End Date") will be permitted to increase their subscription amount at any time on or before the Grace Period Date upon Company consent. For the avoidance of doubt, no initial subscriptions from new investors will be accepted after the Campaign End Date. The Company will accept oversubscriptions in excess of the Target Amount for the Offering up to $1,070,000 (the "Maximum Amount") on a first come, first served basis. If the Company reaches its Closing Amount prior to the Grace Period Date, the Company may conduct the first of multiple closings, provided that the Offering has been posted for 21 days and that investors who have committed funds will be provided notice five business days prior to the close. The minimum amount of Securities that can be purchased is $1,000 per Purchaser (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these Securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such statements or to reflect the occurrence of unanticipated events.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") (15 U.S.C. 78m or 78o(d));
(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act of 1933 (the "1933 Act") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30, 2023.

Once posted, the annual report may be found on the Company's website at https://spiritycocktails.com.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

Updates

Updates on the status of this Offering may be found at: https://www.seedinvest.com/offerings

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy, the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters, and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient of this Form C should conduct independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The Business
The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

Zero Proof Drinks, ("the Company") is a California C-Corp, incorporated on July 17, 2019.

The Company is located at 931 10th Street, #203, Modesto, Ca 95354.

The Company's website is https://spiritycocktails.com.

A description of our products as well as our services, process, and business plan can be found on the Company's profile page on the SI Securities, LLC ("SeedInvest") website under https://www.seedinvest.com/offerings and is attached as Exhibit C to the Form C of which this Offering Memorandum forms a part.

The Offering

Minimum amount of Crowd Note being offered	$25,000
Maximum amount of Crowd Note	$1,070,000
Purchase price per Security	Determined in conjunction with a broker-dealer: Not Applicable.
Minimum investment amount per investor	$1,000
Offering deadline	October 7, 2022
Use of proceeds	See the description of the use of proceeds on page 10
Voting Rights	See the description of the voting rights on pages 13.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events, and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $45,318, an operating cash flow loss of $105,253, and liquid assets in cash of $31,248, which less

7

than a year's worth of cash reserves as of June 30, 2021. The Company's situation raises a substantial doubt on whether the entity can continue as a going concern in the next twelve months.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

The Company has failed to implement proper and effective internal controls, disclosure controls, and/or corporate governance procedures. Prior to this offering, the Company has, on at least one occasion, failed to implement or maintain an effective system of corporate governance. In particular, the Company has occasionally used corporate bank accounts to directly pay founder salaries. Risks related to errors in proper payroll processing include, but are not limited to, miscalculations of payroll or payroll taxes, penalties, and lack of security.

The Company projects aggressive growth in 2022. If these assumptions are wrong and the projections regarding market penetration are too aggressive, then the financial forecast may overstate the Company's overall viability. In addition, the forward-looking statements are only predictions. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its business, financial condition and results of operations. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

The Company has not prepared any audited financial statements. Therefore, investors have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make investment decisions. If investors feel the information provided is insufficient, then they should not invest in the Company.

The development and commercialization of the Company's products and services are highly competitive. It faces competition with respect to any products and services that it may seek to develop or commercialize in the future. Its competitors include major companies worldwide. The balance sheet lending market is an emerging industry where new competitors are entering the market frequently. Many of the Company's competitors have significantly greater financial, technical and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped than the Company to develop and commercialize services. These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, the Company's competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from its products and services.

The Company's expenses will significantly increase as they seek to execute their current business model. Although the Company estimates that it has enough runway until end of year, they will be ramping up cash burn to promote revenue growth, re-initiate payroll, further develop R&D, and fund other Company operations after the raise. Doing so could require significant effort and expense or may not be feasible.

The outbreak of the novel coronavirus, COVID-19, has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus pandemic and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the novel coronavirus. Nevertheless, the novel coronavirus presents material uncertainty and risk with respect to the Funds, their performance, and their financial results.

Risks Related to the Securities

The Convertible Note will not be freely tradable until one year from the initial purchase date. Although the Convertible Note may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney. You should be aware of the long-term nature of this investment. There is not now, and likely will not be, a public market for the Convertible Note. Because the Convertible Note have not been registered under the 1933 Act or under the securities laws of any state or non-United States jurisdiction, the Convertible Note have transfer restrictions under Rule 501 of Regulation CF. It is not currently contemplated that registration under the 1933 Act or other securities laws will be affected. Limitations on the transfer of the Convertible Note may also adversely affect the price that you might be able to obtain for the Convertible Note in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes, and not with a view to resale or distribute thereof.

We are selling Convertible Note that will convert into shares or result in payment in limited circumstances. These notes only convert or result in payment in limited circumstances. If the Convertible Note reach their maturity date, investors (by a decision of the Convertible Note holders holding a majority of the principal amount of the outstanding Convertible Note) will either (a) receive payment equal to the total of their purchase price plus outstanding accrued interest, or (b) convert the Convertible Note into shares of the Company's most senior class of preferred stock, and if no preferred stock has been issued, then shares of Company's common stock. If there is a merger, buyout or other corporate transaction that occurs before a qualified equity financing, investors will receive a payment of the greater of their purchase price plus accrued unpaid interest or the amount of preferred shares they would have been able to purchase using the valuation cap. If there is a qualified equity financing (an initial public offering registered under the 1933 Act or a financing using preferred shares), the notes will convert into a yet-to-be-determined class of preferred stock. If the notes convert because they have reached their maturity date, the notes will convert based on a $4,000,000 valuation cap. If the notes convert due to a qualified equity financing, the notes will convert at a discount of 20%, or based on a $4,000,000 valuation cap. This means that investors would be rewarded for taking on early risk compared to later investors. Outside investors at the time of conversion, if any, might value the Company at an amount well below the $4,000,000 valuation cap, so you should not view the $4,000,000 as being an indication of the Company's value.

We have not assessed the tax implications of using the Convertible Note. The Convertible Note is a type of debt security. As such, there has been inconsistent treatment under state and federal tax law as to whether securities like the Convertible Note can be considered a debt of the Company, or the issuance of equity. Investors should consult their tax advisers.

You may have limited rights. The Company may not have yet authorized preferred stock, and there is no way to know what voting rights those securities will have in the future. In addition, as an investor in the Regulation CF offering, you will be considered a Non-Major Investor (as defined below) under the terms of the notes offered, and therefore, you have more limited information rights.

BUSINESS

Description of the Business

Zero Proof Drinks was incorporated on July 17, 2019, in the state of California. The financial statements of Zero Proof Drinks (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Modesto, California.

Zero Proof Drinks is a California c-corp company established to manage and own non-alcoholic beverage brands with the intention of creating, incubating, and selling brands for profit.

Business Plan

SPIRITY Cocktails is the solution for the moderating RTD cocktail consumer. SPIRITY Cocktails are specifically designed to be sold alongside and consumed on the same occasions as hard seltzers and canned RTD cocktails.

SPIRITY Cocktails are the ONLY SPIRIT BASED canned cocktails made using a DISTILLED SPIRIT made from Tea.

SPIRITY Cocktails distinguishes itself from these products by being the only non-alcoholic cocktail made from spirits distilled from tea. Our unique distillation process offers a cocktail experience that closely resembles the expectations of the Spirit-based canned cocktail consumer seeking to moderate their alcohol consumption.

All SPIRITY Cocktails are crafted from a base of Spirits Distilled from Tea, which creates a unique cocktail experience distinguishing itself from flavored "mocktails" emerging in the market.

Litigation
None.

USE OF PROCEEDS
We will adjust roles and tasks based on the net proceeds of the Offering. We plan to use these proceeds as described below.

Offering Expenses
The use of proceeds for expenses related to the Combined Offering is as follows:
- If the Company raises the Target Amount, it will use 47.50% of the proceeds, or $11,875, towards offering expenses;
- If the Company raises the Closing Amount, it will use 25% of the proceeds, or $100,000, towards increasing the Team; 40% of the proceeds, or $160,000, towards working capital; 25% of the proceeds, or $100,000, towards increasing Marketing; and 10% of the proceeds, or $40,000, towards the G&A expenses.
- If the Company raises the Maximum Amount, 25% of the proceeds, or $267,,000, towards increasing the Team; 40% of the proceeds, or $428,000, towards working capital; 25% of the proceeds, or $267,000, towards increasing Marketing; and 10% of the proceeds, or $107,000, towards increasing the G&A expenses.

The proceeds remaining after meeting offering expenses will be used as follows:

Use of Proceeds	% if Target Amount Raised	% if Closing Amount Raised	% if Maximum Amount Raised
Team	25%	25%	25%
Product/Working Capital	40%	40%	40%
Marketing	25%	25%	25%
G&A	10%	10%	10%

The above table of the anticipated use of proceeds is not binding on the Company and is merely a description of its current intentions.

We reserve the right to change the above use of proceeds if management believes it is in the best interests of the Company.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupations and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years
Eric Knight	Founder & CEO	Led all aspects of product development and introduction, supply chain management, digital marketing, finance, and brand strategy.
Joseph Rosa	Board Member, Co-Founder & Creative Director	Owner of Matterful Brands. Responsible for all creative design and social media content
Robert Pelletier	Board Member	President & CEO of Pacific Hardwood.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Amount outstanding	Voting rights	Anti - Dilution Rights	How this security may limit, dilute, or qualify the Securities issues pursuant to this Offering	Percentage ownership of the Company by the holders of such securities prior to the Offering	Other material terms
SAFE	$250,000	N/A	[TBD]	Post-Money Valuation Cap" is $1,500,000	N/A	N/A

The company issued Simple Agreement for Future Equity (SAFEs) in the amount of $250,000. The "Post-Money Valuation Cap" is $1,500,000.

On July 19, 2021, Amendment to Stock Purchase Agreement was signed between Zero Proof Drinks and Joseph Rosa, resulting in issuance of an additional 1,395 shares of Common Stock to Joseph Rosa.

Debt

During 2021, the Company entered into business loan agreement with Intuit Financing Inc. The details of the Company's loan and the terms are as follows:

				For the Year Ended June 2021				
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
Intuit Financing Inc. - business loan ageement	$ 24,000	14.00%	12.04.2020	12.04.2021	$ 818	$ 818	$ 11,687		$ 11,687
Total					$ 818	$ 818	$ 11,687	$ -	$ 11,687

The summary of the future maturities is as follows:

As of Year Ended June 30, 2021	
2022	$ 11,687
2023	-
2024	-
Thereafter	-
Total	**$ 11,687**

Ownership
A majority of the Company is owned by Eric Knight.

Below are the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, listed along with the amount they own.

Name	Number and type/class of security held	Percentage ownership
Eric Knight	29,980 Common Stock	86.4%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit B.

Operations
Zero Proof Drinks was incorporated on July 17, 2019, in the state of California. The financial statements of Zero Proof Drinks (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Modesto, California.

Zero Proof Drinks is a California c-corp company established to manage and own non-alcoholic beverage brands with the intention of creating, incubating, and selling brands for profit.

Liquidity and Capital Resources
The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we have approximately $62,273.41 in cash on hand as of 4/30/2022 which will be augmented by the Offering proceeds and used to execute our business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Combined Offerings.

Capital Expenditures and Other Obligations
The Company does not intend to make any material capital expenditures in the near future.

Trends and Uncertainties
After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit B.

Valuation
Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing. The Convertible Notes are being offered with a valuation cap of $4,000,000.

As discussed in "Dilution" below, the valuation will determine the amount by which the investor's stake is diluted immediately upon investment. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the Company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors.

There are several ways to value a company. None of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value - The amount for which the assets of the Company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, Liquidation Value does not reflect the potential value of a business, e.g., the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets.

Book Value - This is based on analysis of the Company's financial statements, usually looking at the Company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e., what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks, or trade names, may be very valuable but may not be represented at their market value on the balance sheet.

Earnings Approach - This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, and the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. For example, liquidation value and book value may produce a lower valuation than the earnings approach, which may be based on assumptions about the future.

Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to your investment changes and may cause the value of the Company to decrease.

Previous Offerings of Securities
We have made the following issuances of securities within the last three years: None

THE OFFERING AND THE SECURITIES

The Securities Offered in this Offering

The following description is a brief summary of the material terms of the Securities being offered and is qualified in its entirety by the terms contained in the Crowd Notes.

The Convertible Notes sold in this Offering will convert in the following circumstances:

- If a "corporate transaction" (such as the sale of the Company) occurs prior to a "qualified equity financing" (which is a preferred stock financing of at least $1,000,000.
- Once a "qualified equity financing" occurs, the notes thereafter will automatically convert into the shares of preferred stock sold in the qualified equity financing.
- If the maturity date is reached, the note holders will have the option, by decision of the majority outstanding note holders, to convert into the Company's most senior class of preferred stock, and if no preferred stock has been issued, then shares of the Company's common stock.

The price at which the Convertible Notes sold in this Offering will convert will be:

- At a discount of 20% to the price in the qualified equity financing, subject to a $4,000,000 valuation cap, if the conversion takes place after the qualified equity financing;
- If conversion takes place prior to a qualified equity financing due to a corporate transaction, the greater of the outstanding principal of the Convertible Note plus accrued unpaid interest, or the amount of stock the Convertible Note would convert into under the valuation cap; or
- If conversion takes place prior to a qualified equity financing because the maturity date has been reached, subject to a$4,000,000 valuation cap.

Until the earlier of the qualified equity financing or the corporate transaction, the Convertible Note accrue an annual interest rate of 3%.

The securities into which the Convertible Note in this Offering will convert will have more limited voting and information rights than those to be issued to Major Investors on conversion.

Our Target Amount for this Offering to investors under Regulation Crowdfunding is $25,000.

Additionally, we have set a minimum Closing Amount of $400,000 between our Combined Offerings under Regulation Crowdfunding and Regulation D, which we will need to meet before the Offering may close.

The minimum investment in this Offering is $1,000. SeedInvest Auto Invest participants have a lower investment minimum in this offering of $200.

The Convertible Crowd Notes in the Regulation D offering convert under similar terms to the Convertible Crowd Notes in this offering. However, investors who invest $50,000 or greater will be considered "Major Investors" under the Convertible Crowd Note. All other investors will be considered "non-Major Investors." Major Investors will be entitled to greater information rights than Non-Major Investors in the Combined Offerings. In the future, Major Investors may also be entitled to greater voting rights than their non-major counterparts.

Securities Sold Pursuant to Regulation D
The Company is selling securities in a concurrent offering to accredited investors under Rule 506(c) under the 1933 Act at the same time as this Offering under Regulation Crowdfunding (together, the "Combined Offerings").

Dilution

Even once the Convertible Note converts into preferred or common equity securities, as applicable, the investor's stake in the Company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares (or additional equity interests), the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If a company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors mostly occurs when a company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2014 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.
- In December, the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.
- In June 2015 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Tax Matters

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(a) of Regulation D promulgated under the 1933 Act, 3) as part of an IPO or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a member of the family of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Purchaser must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

Other Material Terms
The Company does not have the right to repurchase the Securities. The Securities do not have a stated return or liquidation preference.

Related Person Transactions
From time to time the Company may engage in transactions with related persons. Related persons are defined as any manager, director, or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

During the past period, the company had several business transactions with a related party, Matterful brands, owned by Joseph Rosa, who is also a shareholder and a board member of Zero Proof Drinks. In 2020, the Company gave a $18,750 deposit for packaging and website and $8,425 of business expenses, which was paid out to Matterful brands. During 2021, total services provided by Matterful brands was in the amount of $24,445

Conflicts of Interest
The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its security holders: None.

OTHER INFORMATION

Bad Actor Disclosure
None.

SEEDINVEST INVESTMENT PROCESS

Making an Investment in the Company

How does investing work?
When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by the Company. Once the Company accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to the Company in exchange for your Convertible Note. At that point, you will be an investor in the Company.

SeedInvest Regulation CF rules regarding the investment process:
- Investors may cancel an investment commitment until 48 hours prior to the deadline identified in the issuer's Offering materials;
- The intermediary will notify investors when the target offering amount has been met;
- The Company is making concurrent offerings under both Regulation CF and Regulation D and unless the Company raises at least the target amount under the Regulation CF Offering and the closing amount under both offerings, it will not close this Offering;
- If an issuer reaches a target offering amount and the closing amount prior to the deadline identified in its offering materials, it may close the Offering early if it provides notice about the new Offering deadline at least five business days prior to such new Offering deadline;
- If there is a material change and an investor does not reconfirm his or her investment commitment, the investor's investment commitment will be cancelled and the committed funds will be returned;
- If an issuer does not reach both the target offering amount and the closing offering amount prior to the deadline identified in its offering materials, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned; and
- If an investor does not cancel an investment commitment before the 48-hour period prior to the Offering deadline, the funds will be released to the issuer upon closing of the Offering and the investor will receive Securities in exchange for his or her investment.

What will I need to complete my investment?
To make an investment you will need the following information readily available:
1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or government-issued identification
5. ABA bank routing number and checking account number

What is the difference between preferred equity and a convertible note?
Preferred equity is usually issued to outside investors and carries rights and conditions that are different from that of common stock. For example, preferred equity may include rights that prevent or minimize the effects of dilution or grants special privileges in situations when the Company is sold.

A convertible note is a unique form of debt that converts into equity, usually in conjunction with a future financing round. The investor effectively loans money to the Company with the expectation that they will receive equity in the Company in the future at a discounted price per share when the Company raises its next round of financing. To learn more about startup investment types, check out "How to Choose a Startup Investment" in the SeedInvest Academy.

How much can I invest?
An investor is limited in the amount that he or she may invest in a Regulation Crowdfunding Offering during any 12-month period:
- If either the annual income or the net worth of the investor is less than $107,000, the investor is limited to the greater of $2,200 or 5% of the greater of his or her annual income or net worth.
- If the annual income and net worth of the investor are both equal to or greater than $107,000, the investor is limited to 10% of the greater of his or her annual income or net worth, to a maximum of $107,000. Separately, the Company has set a minimum investment amount.

How can I (or the Company) cancel my investment?
For Offerings made under Regulation Crowdfunding, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the Company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not cancelled your investment, you will receive an email notifying you that your Securities have been issued. If you have already funded your investment, let SeedInvest know by emailing cancellations@seedinvest.com. Please include your name, the Company's name, the amount, the investment number, and the date you made your investment.

After My Investment

What is my ongoing relationship with the Company?
You are an investor in the Company, you do own securities after all! But more importantly, companies that have raised money via Regulation Crowdfunding must file information with the SEC and post it on their website on an annual basis. Receiving regular company updates is important to keep investors educated and informed about the progress of the Company and their investments. This annual report includes information similar to the Company's initial Form C filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirements if:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

However, regardless of whether a company has terminated its ongoing reporting requirements per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How do I keep track of this investment?
You can return to SeedInvest at any time to view your portfolio of investment and obtain a summary statement. In addition to account statements, you may also receive periodic updates from the Company about its business.

Can I get rid of my Securities after buying them?
Securities purchased through a Regulation Crowdfunding Offering are not freely transferable for one year after the date of purchase, except in the case where they are transferred:

1. To the Company that sold the Securities
2. To an accredited investor
3. As part of an Offering registered with the SEC (think IPO)
4. To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser, or in connection with the death or divorce of the purchaser

Regardless, after the one year holding period has expired, you should not plan on being able to readily transfer and/or sell your security. Currently, there is no market or liquidity for these Securities and the Company does not have any plans to list these Securities on an exchange or other secondary market. At some point the Company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ Eric Knight

(Signature)

Eric Knight

(Name)

President & CEO

(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ Eric Knight

(Signature)

Eric Knight

(Name)

President & CEO

(Title)

7/27/2022

(Date)

/s/ Joseph Rosa

(Signature)

Joseph Rosa

(Name)

Co-Founder, Board Member

(Title)

7/27/2022

/S/ Robert Pellatier

(Signature)

Robert Pellatier

(Name)

Board Member

(Title)   7/27/2022

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT B

Financials

0 PROOF DRINKS

FINANCIAL STATEMENTS
YEAR ENDED JUNE 30, 2021 AND 2020
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
0 Proof Drinks
Modesto, California

We have reviewed the accompanying financial statements of 0 Proof Drinks (the "Company,"), which comprise the balance sheet as of June 30, 2021 and June 30, 2020, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending June 30, 2021 and June 30, 2020, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 11, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

May 6, 2022
Los Angeles, California

0 PROOF DRINKS
BALANCE SHEET
(UNAUDITED)

As of June 30,		**2021**		**2020**
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & Cash Equivalents	$	31,248	$	49,256
Acccounts Receivable, net		6,320		-
Inventory		105,904		48,297
Due from Related Parties		-		3,274
Prepaids and Other Current Assets		14		14
Total Current Assets		**143,487**		**100,842**
Total Assets	**$**	**143,487**	**$**	**100,842**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Accounts Payable	$	306	$	320
Credit Card		5,628		4,331
Current Portion of Loan		11,687		-
Other Current Liabilities		318		-
Total Current Liabilities		**17,939**		**4,651**
Total Liabilities		**17,939**		**4,651**
STOCKHOLDERS EQUITY				
Common Stock		280,299		204,740
Retained Earnings/(Accumulated Deficit)		(154,750)		(108,550)
Total Stockholders' Equity		**125,548**		**96,191**
Total Liabilities and Stockholders' Equity	**$**	**143,487**	**$**	**100,842**

See accompanying notes to financial statements.

0 PROOF DRINKS

STATEMENTS OF OPERATIONS

(UNAUDITED)

For Fiscal Year Ended June 30,		2021		2020
(USD $ in Dollars)				
Net Revenue	$	349,901	$	-
Cost of Goods Sold		293,588		-
Gross profit		56,313		-
Operating expenses				
General and Administrative		47,664		33,619
Research and Development		4,205		66,562
Sales and Marketing		49,761		8,368
Total operating expenses		101,631		108,550
Operating Income/(Loss)		(45,318)		(108,550)
Interest Expense		883		-
Other Loss/(Income)		-		-
Income/(Loss) before provision for income taxes		(46,201)		(108,550)
Provision/(Benefit) for income taxes		-		-
Net Income/(Net Loss)	**$**	**(46,201)**	**$**	**(108,550)**

See accompanying notes to financial statements.

0 PROOF DRINKS

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(UNAUDITED)

(in , $US)	Common Stock		Retained earnings/ (Accumulated Deficit)	Total Shareholder Equity
	Shares	Amount		
Inception date July 17, 2019	-			
Issuance of Stock	500	$ 205,150		$ 205,150
Capital distribution		(410)		(410)
Net income/(loss)			(108,550)	(108,550)
Balance—June 30, 2020	500	204,740	$ (108,550)	$ 96,191
Issuance of Stock	29,480	75,558		75,558
Net income/(loss)			(46,201)	(46,201)
Balance—June 30, 2021	**29,980**	**$ 280,299**	**$ (154,750)**	**$ 125,548**

See accompanying notes to financial statements.

0 PROOF DRINKS

STATEMENTS OF CASH FLOWS

(UNAUDITED)

For Fiscal Year Ended June 30,		2021		2020
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(46,201)	$	(108,550)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Depreciation of Property		-		-
Amortization of Intangibles		-		-
Changes in operating assets and liabilities:				
Acccounts receivable, net		(6,320)		-
Inventory		(57,606)		(48,297)
Prepaids and Other Current Assets		-		(14)
Due from Related Parties		3,274		(3,274)
Accounts Payable		(14)		320
Credit Card		1,297		4,331
Other Current Liabilities		318		-
Net cash provided/(used) by operating activities		**(105,253)**		**(155,484)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of Property and Equipment		-		-
Purchases of Intangible Assets		-		-
Net cash provided/(used) in investing activities		**-**		**-**
CASH FLOW FROM FINANCING ACTIVITIES				
Stock Issuance		75,558		205,150
Capital distribution				(410)
Borrowing on Promissory Notes and Loans		11,687		-
Net cash provided/(used) by financing activities		**87,246**		**204,740**
Change in Cash		(18,008)		49,256
Cash—beginning of year		49,256		-
Cash—end of year	**$**	**31,248**	**$**	**49,256**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	883	$	-
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note		-		
Issuance of equity in return for accrued payroll and other liabilities				

See accompanying notes to financial statements.

1.   NATURE OF OPERATIONS

0 Proof Drinks was incorporated on July 17, 2019, in the state of California. The financial statements of 0 Proof Drinks (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Modesto, California.

0 Proof Drinks is a California c-corp company established to manage and own non-alcoholic beverage brands with the intention of creating, incubating, and selling brands for profit.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the June 30th as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of June 30, 2021 and June 30, 2020, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of June 30, 2021, and 2020, the Company determined that no reserve was necessary.

Inventories

Inventories are valued at the lower of cost and net realizable value. Costs related to finished goods which are determined using an average method.

Income Taxes

O Proof Drinks is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, Revenue from Contracts with Customers, when delivery of goods is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled its sole performance obligation.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay, and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenues from the sale of non-alcoholic beverages via online and in retail channels.

Cost of sales

Costs of goods sold include the cost of ingredients packaging and supplies, freight and transport.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended June 30, 2021, and June 30, 2020 amounted to $49,761 and $8,368, which is included in sales and marketing expenses.

Research and Development Costs

Costs incurred in the research and development of the Company's products are expensed as incurred.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

COVID-19

In March 2020, the outbreak and spread of the COVID-19 virus was classified as a global pandemic by the World Health Organization. This widespread disease impacted the Company's business operations, including its employees, customers, vendors, and communities. The COVID-19 pandemic may continue to impact the Company's business operations and financial operating results, and there is substantial uncertainty in the nature and degree of its continued effects over time. The extent to which the pandemic impacts the business going forward will depend on numerous evolving factors management cannot reliably predict, including the duration and scope of the pandemic; governmental, business, and individuals' actions in response to the pandemic; and the impact on economic activity including the possibility of recession or financial market instability. These factors may adversely impact consumer and business spending on products as well as customers' ability to pay for products and services on an ongoing basis. This uncertainty also affects management's accounting estimates and assumptions, which could result in greater variability in a variety of areas that depend on these estimates and assumptions, including investments, receivables, and forward-looking guidance.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through May 6, 2022, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

FASB issued ASU No. 2019-02, leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than twelve months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3.   INVENTORY

Inventory consists of the following items:

As of Year Ended June 30,	2021	2020
Finished goods	105,904	48,297
Total Inventory	**$ 105,904**	**$ 48,297**

4.   DETAILS OF CERTAIN ASSETS AND LIABILITIES

Account receivables consist primarily of trade receivables and accounts payable consist primarily of trade payables. Prepaid and other current assets consist of the following items:

As of Year Ended June 30,	2021	2020
Other current asset	14	14
Total Prepaids and Other Current Assets	**$ 14**	**$ 14**

Other current liabilities consist of the following items:

As of Year Ended June 30,	2021	2020
Payroll payable	318	-
Total Other Current Liabilities	**$ 318**	**$ -**

5.   CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 1,000,000 shares of Common Stock with no par value. As of June 30, 2021, and June 30, 2020, 29,980 and 500 shares have been issued and are outstanding.

6.   DEBT

Promissory Notes & Loans

During 2021, the Company entered into business loan agreement with Intuit Financing Inc. The details of the Company's loan and the terms are as follows:

					For the Year Ended June 2021				
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
Intuit Financing Inc. - business loan ageement	$ 24,000	14.00%	12.04.2020	12.04.2021	$ 818	$ 818	$ 11,687		$ 11,687
Total					$ 818	$ 818	$ 11,687	$ -	$ 11,687

The summary of the future maturities is as follows:

As of Year Ended June 30, 2021	
2022	$ 11,687
2023	-
2024	-
Thereafter	-
Total	**$ 11,687**

7.   INCOME TAXES

The provision for income taxes for the year ended June 30, 2021, and June 30, 2020 consists of the following:

As of Year Ended June 30,	2021	2020
Net Operating Loss	$ (10,657)	$ (31,149)
Valuation Allowance	10,657	31,149
Net Provision for income tax	$ -	$ -

Significant components of the Company's deferred tax assets and liabilities on June 30, 2021, and June 30, 2020 are as follows:

As of Year Ended June 30,	2021	2020
Net Operating Loss	$ (41,806)	$ (31,149)
Valuation Allowance	41,806	31,149
Total Deferred Tax Asset	$ -	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of June 30, 2021, and June 30, 2020. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending June 30, 2021, the Company had federal cumulative net operating loss ("NOL") carryforwards of $140,101, and the Company had state net operating loss ("NOL") carryforwards of approximately $140,101. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of June 30, 2021, and June 30, 2020, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of June 30, 2021, and June 30, 2020, the Company had no accrued interest and penalties related to uncertain tax positions.

8. RELATED PARTY

During the past period, the company had several business transactions with a related party, Matterful brands, owned by Joseph Rosa, who is also a shareholder and a board member of 0 Proof Drinks. In 2020, the Company gave a $18,750 deposit for packaging and website and $8,425 of business expenses, which was paid out to Matterful brands. During 2021, total services provided by Matterful brands was in the amount of $24,445.

9. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of June 30, 2021, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

10. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from June 30, 2021, through May 6, 2022, which is the date the financial statements were available to be issued.

The company issued Simple Agreement for Future Equity (SAFEs) in the amount of $250,000. The "Post-Money Valuation Cap'' is $1,500,000.

On July 19, 2021, Amendment to Stock Purchase Agreement was signed between 0 Proof Drinks Inc. and Joseph Rosa, resulting in issuance of an additional 1,395 shares of Common Stock to Joseph Rosa.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

11. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $45,318, an operating cash flow loss of $105,253, and liquid assets in cash of $31,248, which less than a year's worth of cash reserves as of June 30, 2021. The Company's situation raises a substantial doubt on whether the entity can continue as a going concern in the next twelve months.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C
PDF of SI Website



SPIRITY
COCKTAILS
A Non-Alcoholic take on the classic cocktail.
<0.5% ABV.

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Spirity Cocktails

Non-alcoholic cocktails traditionally crafted with Spirits Distilled From Tea providing an adult-like sipping experience

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$1,000	$4,000,000
Minimum	Valuation cap

INVEST IN SPIRITY COCKTAILS

Time Left 58d : 10h : 40m

Purchased securities are not listed on any exchange. A secondary market for these securities does not currently exist and may never develop. You should not purchase these securities with the expectation that one eventually will.

Website: http://www.spiritycocktails.com

Share:

Spirity Cocktails is offering securities under both Regulation CF and Regulation D through SI Securities, LLC ("SI Securities"). SI Securities is an affiliate of SeedInvest Technology, LLC, a registered broker-dealer, and member FINRA/SIPC. SI Securities will receive cash compensation equal to 7.50% of the value of the securities sold and equity compensation equal to 5.00% of the number of securities sold. Investments made under both Regulation CF and Regulation D involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest. Furthermore, this profile may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. Investors should review the risks and disclosures in the offering's draft. The contents of this profile are meant to be a summary of the information found in the company's Form C. Before making an investment decision, investors should review the company's Form C for a complete description of its business and offering information, a copy of which may be found both here and below.

Company Highlights

> Achieved $630,000 in lifetime revenue since 2020 via a single sales channel, with 53% of total revenue from repeat customers (unaudited)

> 16,000+ consumers across all 50 states have ordered over 145,000 cocktails, and 655 4-or 5-Star reviews written across all products

> One of the first Non-Alcoholic Cocktails awarded in a blind tasting by the World Spirits Competition in an Alcoholic Cocktail category, and also earned a prestigious 4-Star review from BevNet

> Included in media mentions from Forbes, Rolling Stone, Men's Journal, Newsweek, SHAPE, Eat This, and BevNET

Fundraise Highlights

> Total Amount Raised: US $15,000

> Total Round Size: US $1,000,000

> Raise Description: Seed

> Minimum Investment: US $1,000 per investor

> Security Type: Convertible Note (SWIFT)

> Offering Type: Side by Side Offering

Tiered Valuation Cap

> Valuation Cap: US $3,200,000 before Aug 18, 2022

> Valuation Cap Schedule: See Full Schedule

SPIRITY Cocktails is rethinking the adult social occasion with its innovative line of cocktails that are crafted with "Spirits Distilled From Tea", for an adult-like sipping experience without alcohol.

Problem

Problem

Non-Alcoholic Adult Beverages (NAAB) have grown to represent 3.5% of the total alcoholic beverage category as alcohol consumers are seeking to moderate their alcohol consumption. This growth has primarily been driven by moderating beer consumers choosing non-alcoholic versions of craft beer. Non-alcoholic beer is generally sold alongside and consumed on the same occasions as its alcoholic cousin.

At the same time, canned Ready to Drink (RTD) Cocktails and Spirit-Based Hard Seltzers have become the go-to beverage of choice for the non-beer drinker on the same usage occasions. These RTD consumers value convenience and innovation in flavor and are seeking products made with simple ingredients and REAL SPIRITS.

So, what does a non-beer drinker turn to when they are moderating their alcohol consumption?

Solution

SPIRITY Cocktails is the solution for consumers looking for an adult-like sipping experience during a moderation occasion by being the SPIRIT-BASED canned cocktail made using a REAL DISTILLED SPIRIT made from Tea. SPIRITY Cocktails are specifically designed to be sold alongside and consumed on the same occasions as hard seltzers and canned RTD cocktails.

Traction

SPIRITY Cocktails has achieved $630,000 of lifetime sales through a single channel, with 53% of this revenue from repeat customers. An Amazon exclusive product introduction led to sales of SPIRITY Cocktails to over 16,000 consumers in all 50 states. SPIRITY Cocktails was recognized as one of the first non-alcoholic cocktails to be awarded by the World Spirits Competition in an alcoholic cocktail category and also received a 4 Star rating from BevNet.

Product

All SPIRITY Cocktails are crafted from a base of Spirits Distilled from Tea, which creates a unique cocktail experience distinguishing itself from flavored "mocktails" emerging in the market.

Gallery





Public Overview Video.

Media Mentions

Forbes   RollingStone   Men's Journal   Newsweek   SHAPE   Eat This, Not That!

Founders and Officers



Eric Knight

FOUNDER & MASTER DISTILLER

Eric founded SPIRITY Cocktails after a 20-year career in the wine and spirits industry, bringing adult beverage expertise in product development, manufacturing, supply chain, and strategic change management. Since the launch of SPIRITY Cocktails, Eric has led all aspects of product development and introduction, supply chain management, digital marketing, finance, and brand strategy.



Joseph Rosa

CO-FOUNDER & CREATIVE DIRECTOR

Joseph brings 15 years of CPG design experience and is also the founder and Creative Director for Matterful Bands, an award-winning digital / e-comm design agency, and an adjunct professor of packaging at FIT in New York City. Joseph and the team at Matterful Brands are responsible for all creative design and social media content.



Robert Palletier

BOARD MEMBER

Robert is a health and fitness enthusiast with 20 years of business leadership expertise and is currently the CEO of Pacific Hardwoods. Robert was an early investor in SPIRITY Cocktails and currently serves as a board member and advisor.

Key Team Members



Devin Santa

Brand Awareness Director



Marissa Yunque

Content Director

Term Sheet

A Side by Side offering refers to a deal that is raising capital under two offering types. Investments made through the SeedInvest platform are offered via Regulation CF and subject to investment limitations further described in the Form C and/or subscription documents. Investments made outside of the SeedInvest platform are offered via Regulation D and requires one to be a verified accredited investor in order to be eligible to invest.

Fundraising Description

Round type:	Seed
Round size:	US $1,000,000
Raised to date:	US $15,000
	US $0 (under Reg CF only)
Minimum investment:	US $1,000
Target Minimum:	US $400,000

Key Terms

Security Type:	Tiered Convertible Note (SWIFT)
Conversion discount:	20.0%
Valuation Cap:	US $3,200,000 no later than Aug 17, 2022
	US $3,600,000 no later than Aug 24, 2022
Interest rate:	3.0%
Note term:	18 months

Additional Terms

Custody of Shares	Investors who invest less than $50,000 will have their securities held in trust with a Custodian that will serve as a single shareholder of record. These investors will be subject to the Custodian's Account Agreement, including the electronic delivery of all required information

Additional Terms

Custody of Shares	Investors who invest less than $50,000 will have their securities held in trust with a Custodian that will serve as a single shareholder of record. These investors will be subject to the Custodian's Account Agreement, including the electronic delivery of all required information
Total Amount Raised	The Total Amount Raised may include investments made outside of the SeedInvest platform via Regulation D. Off-platform investments from non-affiliates completed after the determination of the escrow target may be counted towards that escrow target.
Closing conditions:	While Spirity Cocktails has set an overall target minimum of US $400,000 for the round, Spirity Cocktails must raise at least US $400,000 of that amount through the Regulation CF portion of their raise before being able to conduct a close on any investments made via Regulation CF. For further information please refer to Spirity Cocktails's Form C.
Transfer restrictions:	Securities issued through Regulation CF have a one year restriction on transfer from the date of purchase (except to certain qualified parties as specified under Section 4(a)(6) of the Securities Act of 1933), after which they become freely transferable. While securities issued through Regulation D are similarly considered "restricted securities" and investors must hold their securities indefinitely unless they are registered with the SEC and qualified by state authorities, or an exemption from such registration and qualification requirements is available.

Use of Proceeds

including the electronic delivery of all required information

Total Amount Raised	The Total Amount Raised may include investments made outside of the SeedInvest platform via Regulation D. Off-platform investments from non-affiliates completed after the determination of the escrow target may be counted towards that escrow target.
Closing conditions:	While Spirity Cocktails has set an overall target minimum of US $400,000 for the round, Spirity Cocktails must raise at least US $400,000 of that amount through the Regulation CF portion of their raise before being able to conduct a close on any investments made via Regulation CF. For further information please refer to Spirity Cocktails's Form C.
Transfer restrictions:	Securities issued through Regulation CF have a one year restriction on transfer from the date of purchase (except to certain qualified parties as specified under Section 4(a)(6) of the Securities Act of 1933), after which they become freely transferable. While securities issued through Regulation D are similarly considered "restricted securities" and investors must hold their securities indefinitely unless they are registered with the SEC and qualified by state authorities, or an exemption from such registration and qualification requirements is available.

Use of Proceeds

If Minimum Amount Is Raised


40%

If Maximum Amount Is Raised



Investor Perks

Tier 1: $1.5K - $4,999 - 10% off storewide at spiritycocktails.com for 1 year!

Tier 2: $5K - $9,999 - 20% off storewide at spiritycocktails.com for 1 year + Free shipping!

Tier 3: $10K - $49,999 - 1 year supply of SPIRITY Cocktails (limit 24 - 4 packs per year) + Free shipping!

Tier 4: $50K+ - Lifetime supply of SPIRITY Cocktails (limit 24 - 4 packs per year) + Free shipping!

It is advised that you consult a tax professional to fully understand any potential tax implications of receiving investor perks before making an investment.

Please note that due to share price calculations, some final investment amounts may be rounded down to the nearest whole share - these will still qualify for the designated perk tier. Additionally, investors must complete the online process and receive an initial email confirmation by the deadline stated above in order to be eligible for perks.

Prior Rounds

The graph below illustrates the valuation cap or the pre-money valuation of Spirity Cocktails's prior rounds by year.



This chart does not represent guarantees of future valuation growth and/or declines.

Pre-Seed

Round Size	US $250,000
Closed Date	Jul 15, 2021
Security Type	SAFE Note
Valuation Cap	US $1,500,000

Market Landscape

Market Landscape



Global Non-Alcoholic Adult Beverage Market

Although the NAAB market has historically been dominated by the beer industry, Spirit producers have taken a growing interest in the category. The most notable transaction was Diageo's 2019 acquisition of SEEDLIP, a distilled non-alcoholic bottled spirit. Since then, many non-alcoholic bottled spirits have entered the market at price points ranging from $25-$60 per 750ml bottle. One such example is Lyres' Spirits, with an extensive lineup of non-distilled flavored bottled spirits. They later extended the brand to include a line of ready-to-drink, non-alcoholic canned cocktails priced between $14.99-$17.99 for 4-250ml cans.

Other brands have elected to enter the market directly through a ready-to-drink format such as Mocktails Uniquely Crafted, Mingle Mocktails, KulMocks, and others.

SPIRITY Cocktails distinguishes itself from these products by being a non-alcoholic cocktail made from Spirits Distilled From Tea. Our unique distillation process offers a cocktail experience that closely resembles the expectations of the Spirit-based canned cocktail consumer seeking to moderate their alcohol consumption.

Risks and Disclosures

The Company has outstanding liabilities in the form of SAFEs. The Company has approximately $250,000 in outstanding SAFEs (Simple Agreements for Future Equity) under $1.5M valuation cap.

The Company has participated in related party transactions. During 2020 & 2021, the company had several business transactions with a related party, Matterful Brands, owned by Joseph Rosa, who is also a shareholder and a board member of Zero Proof Drinks. In 2020, the Company gave a $18,750 deposit for packaging and website and $8,425 of business expenses, which was paid out to Matterful brands. During 2021, total services provided by Matterful Brands was in the amount of $24,445.

The reviewing CPA has included a "going concern" note in the reviewed financials. The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $45,318, an operating cash flow loss of $105,253, and liquid assets in cash of $31,248, which less than a year's worth of cash reserves as of June 30, 2021. The Company's situation raises a substantial doubt on whether the entity can continue as a going concern in the next twelve months.The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

The company has outstanding liabilities. The company entered into a business loan with Intuit Financing for $24,000 in 2020. As of June 20th 2021 the company owed $11,687 to be paid by fiscal year end of June 20, 2022.

You may be subject to a different valuation cap from other investors in this Offering. The Company has an evaluated valuation cap of $4,000,000. However, investors that invest earlier in the Offering may be rewarded with a lower valuation cap. Investors that have their subscription received no later than August 17th, 2022 will be issued Tier 1 Notes, which have a valuation cap of $3,200,000. Investors that have their subscription received after August 17th, 2022, but no later than August 24th, 2022 will be issued Tier 2 Notes, which have a valuation cap of $3,600,000. Investors that have their subscription received after August 24th, 2022 will be issued Tier 3 Notes, which have the evaluated valuation cap of $4,000,000. Investors that invest earlier in the Offering are rewarded with a lower valuation cap, and their notes may therefore convert at a lower price. Investments made by SI Selections Fund I, L.P. and through the SeedInvest Auto Invest program will always deemed Tier 1 Notes, regardless of the date the subscription was received. Other than the differences in the valuation cap described herein, there are no other differences between Tier 1 Notes, Tier 2 Notes, and Tier 3 Notes.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees. In particular, the Company is dependent on key individuals. There can be no assurance that they will continue to be employed by the Company for a particular period of time. The loss of the Company's key employees or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

The Company has not filed a Form D for it's SAFE offering from 7/15/2021. The SEC rules require a Form D to be filed by companies within 15 days after the first sale of securities in the offering relying on Regulation D. Failing to register with the SEC or get an exemption may lead to fines, the right of investors to get their investments back, and even criminal charges. There is a risk that a late penalty could apply.

The total amount raised may include investments made outside of the SeedInvest platform via Regulation D, some of which are counting towards escrow. Approximately $105,000 has been raised prior to the launch of the SeedInvest campaign. The earliest investment counted towards the escrow target was made on 5/11/2022. There is no guarantee that the Company has this cash available for operations as of the date of launch. See balance sheet for current cash balance..

The Company has failed to implement proper and effective internal controls, disclosure controls, and/or corporate governance procedures. Prior to this offering, the Company has, on at least one occasion, failed to implement or maintain an effective system of corporate governance. In particular, the Company has occasionally used corporate bank accounts to directly pay founder salaries. Risks related to errors in proper payroll processing include, but are not limited to, miscalculations of payroll or payroll taxes, penalties, and lack of security.

The development and commercialization of the Company's products and services are highly competitive. It faces competition with respect to any products and services that it may seek to develop or commercialize in the future. Its competitors include major companies worldwide. The market that the company is in is an emerging industry where new competitors are entering the market frequently. Many of the Company's competitors have significantly greater financial, technical and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped than the Company to develop and commercialize services. These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, the Company's competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from its products and services..

The Company's expenses will significantly increase as they seek to execute their current business model. Although the Company estimates that it has enough runway until end of year, they will be ramping up cash burn to promote revenue growth, further develop R&D, and fund other Company operations after the raise. Doing so could require significant effort and expense or may not be feasible.

The Company projects aggressive growth in 2022. If these assumptions are wrong and the projections regarding market penetration are too aggressive, then the financial forecast may overstate the Company's overall viability. In addition, the forward-looking statements are only predictions. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its business, financial condition and results of operations. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

The Company has not prepared any audited financial statements. Therefore, investors have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make investment decisions. If investors feel the information provided is insufficient, then they should not invest in the Company.

The outbreak of the novel coronavirus, COVID-19, has adversely impacted global commercial activity and contributed to significant

The outbreak of the novel coronavirus, COVID-19, has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus pandemic and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the novel coronavirus. Nevertheless, the novel coronavirus presents material uncertainty and risk with respect to the Funds, their performance, and their financial results.

General Risks and Disclosures

Start-up investing is risky. Investing in startups is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the company which can be found in this company profile and the documents in the data room below.

Your shares are not easily transferable. You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for theseshares and the company does not have any plans to list these shares on an exchange or other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the company either lists their shares on an exchange, is acquired, or goes bankrupt.

The Company may not pay dividends for the foreseeable future. Unless otherwise specified in the offering documents and subject to state law, you are not entitled to receive any dividends on your interest in the Company. Accordingly, any potential investor who anticipates the need for current dividends or income from an investment should not purchase any of the securities offered on the Site.

Valuation and capitalization. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

You may only receive limited disclosure. While the company must disclose certain information, since the company is at an early-stage they may only be able to provide limited information about its business plan and operations because it does not have fully developed operations or a long history. The company may also only be obligated to file information periodically regarding its business, including financial statements. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events through continuing disclosure that you can use to evaluate the status of your investment.

Investment in personnel. An early-stage investment is also an investment in the entrepreneur or management of the company. Being able to execute on the business plan is often an important factor in whether the business is viable and successful. You should be aware that a portion of

Investment in personnel. An early-stage investment is also an investment in the entrepreneur or management of the company. Being able to execute on the business plan is often an important factor in whether the business is viable and successful. You should be aware that a portion of your investment may fund the compensation of the company's employees, including its management. You should carefully review any disclosure regarding the company's use of proceeds.

Possibility of fraud. In light of the relative ease with which early-stage companies can raise funds, it may be the case that certain opportunities turn out to be money-losing fraudulent schemes. As with other investments, there is no guarantee that investments will be immune from fraud.

Lack of professional guidance. Many successful companies partially attribute their early success to the guidance of professional early-stage investors (e.g., angel investors and venture capital firms). These investors often negotiate for seats on the company's board of directors and play an important role through their resources, contacts and experience in assisting early-stage companies in executing on their business plans. An early-stage company may not have the benefit of such professional investors.

Data Room

NAME	LAST MODIFIED	TYPE
⟩ ☐ Financials (3 files)	Jul 26, 2022	Folder
⟩ ☐ Investment Agreement (1 file)	Jul 26, 2022	Folder
⟩ ☐ Miscellaneous (5 files)	Jul 26, 2022	Folder

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EXHIBIT D
Investor Deck

SPIRITY® COCKTAILS

A Non-Alcoholic take on the classic cocktail.

<0.5% ABV.


SPIRITY COCKTAILS
MINDFUL MULE
NON-ALCOHOLIC COCKTAIL
SPIRITY COCKTAILS
NON-ALCOHOLIC COCKTAIL
SPIRITY COCKTAILS
NON-ALCOHOLIC
SPIRITY COCKTAILS
NON-ALCOHOLIC

IMPORTANT - PLEASE READ

This presentation ("Presentation") contains, and future oral and written statements of Zero Proof Drinks the ("Company") and its management may contain, forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, with respect to the financial condition, liquidity, results of operations, future performance, and business of the Company. These forward-looking statements are intended to be covered by the safe harbor for "forward-looking statements" provided by the Private Securities Litigation Reform Act of 1995. Forward-looking statements are those that are not historical facts. Forward-looking statements include statements with respect to plans, objectives, goals, anticipations, estimates, and intentions that are subject to significant risks and uncertainties and are subject to change based on various factors (some of which are beyond our control). Forward-looking statements often include the words "believes," "expects," "anticipates," "estimates," "plans," "outlook," or similar expressions, or future conditional verbs such as "may," "will," "should," "would," and "could" or the negative thereof or comparable terminology. Such known and unknown risks, uncertainties and other factors that could cause the actual results to differ materially from the statements include, but are not limited to: (i) changes in general business, industry or economic conditions, or competition; (ii) increased competition; (iii) loss of certain key officers; (iv) continued relationships with major customers and distribution channels; (v) the ability to acquire new customers or enter into new distribution channels; (v) rapidly changing technology; (vi) changes in the cost of the raw materials or demand for Matcha products; (vii) other economic, competitive, governmental, or technological factors affecting our operations, markets, products, services, and prices; (viii) the impact of the COVID-19 pandemic on business; and (ix) our success at managing the foregoing items. Such developments could have an adverse impact on our financial position and our results of operations.

The forward-looking statements are based upon management's beliefs and assumptions. Any forward-looking statement made herein speaks only as
of the date of this presentation July 26, 2022. Factors or events that could cause our actual results to differ may emerge from time to time, and it is not possible for us to predict all of them. We undertake no obligation to publicly update any forward- looking statement, whether as a result of new information, future developments, or otherwise, except as may be required by law.

No representation or warranty as to the accuracy, completeness, or fairness of the information contained in this Presentation is being made by the Company or any other person, and neither the Company nor any other person shall have any liability for any information contained herein, or for any omissions from this Presentation or any other written or oral communications transmitted to the recipient by the Company or any other person in the course of the recipient's evaluation of any investment in the Company. The Company is not providing you with any legal, business, tax, regulatory, or other advice regarding any such prospective investment. You should consult with your own advisors as needed to assist you in making any investment decision.

This Presentation is confidential in nature and is not to be provided to any person other than the original potential investor to whom it was directed
and to that person's personnel and advisers who have a need to access this information for purposes of a possible investment by the original recipient of this Presentation. Nothing contained in this Presentation constitutes an offer to purchase or the solicitation of an offer to buy any securities of the Company. Any securities that may be sold based on this Presentation will be offered only by use of a definitive purchase agreement, and only the representations, warranties and agreements contained in that agreement are to be relied upon.



A SOBERING REALITY...

77% Of Non-Alcoholic Adult Beverage Consumers Drink Alcohol

Non-Alcoholic Adult Beverages (NAAB) have long been associated with Alcoholism and Sober Living - with limited market potential.

Times have changed and we now know that consumers choose NAAB products primarily based upon the occasion or health choices that are not necessarily associated with permanent abstinence from Alcohol.

This **MODERATION OCCASION** reaches far beyond "Dry January" and includes weeknights with early mornings, driving, diets, pregnancy, or just a plain old "not in the mood".

The NAAB consumer is accustomed to the taste, availability, labeling, and product messaging that is uniquely associated with alcoholic beverages.



Non-Alcoholic Beer Dominates The NAAB Market Due To It's Adjacency To Alcoholic Beer

2025 Sales Expected To Top $13 Billion

The Non-Alcoholic Adult Beverage (NAAB) share of the total Beverage Alcohol market grew to **3.5% over the last 3 years** and is expected to top **$13 Billion by 2025.**

This growth has been dominated (75%) by Non-alcoholic beer which is distributed and merchandized alongside its alcoholic cousin.

The leading non-alcoholic beer producers have delivered an authentic beer experience with product attributes that are familiar to the alcoholic beer drinker (taste, process, ingredients, labeling, etc.)

But what if I don't drink beer?


NON-ALCOHOLIC
AMUEL
DAMS
UST THE HAZE
HAZY, JUICY
NON-ALCOHOLIC
IPA
LAGUNITAS
IPA
NON-ALCOHOLIC IPA
MALT BEVERAGE 0.5% ALC/VOL
SUNTORY
ALL-FREE
0
CALORIES
TOKYO-MUSASHINO BREWERY
SPARKLING MALT & HOPS BEVERAGE
ALC. 0.00% BY VOL.
ATHLETIC BREWING CO
UPSIDE DAWN
NON-ALCOHOLIC GOLDEN

Image: Men's Journal

Non-Beer Drinkers Are Turning To Spirit-based Canned Cocktails

Canned Ready to Drink (RTD) Cocktails and Spirit Based Hard Seltzers topped $1 Billion in off-premise sales in 2021 and is expected to grow at a 11.5% CAGR through 2024.

These RTDs have become the go-to beverage of choice for the non-beer drinker in the same usage occasions.

RTD consumers have evolved from "malt based" alcohol and artificial colors to products made with simple **REAL INGREDIENTS** and **REAL DISTILLED SPIRITS.**



**Off-premise
Growth of Canned RTD Cocktails
($Billions)**

$0.3 $0.4 $0.6 $1.0 $1.3 $1.5 $1.7 $1.9

2018 2019 2020 2021 2022 2023 2024 2025

Source: Bevalcinsights, Jan 2022

So where does the RTD Cocktail consumer turn in a Moderation Occasion?

SPIRITY COCKTAILS
A Sophisticated Cocktail Built For Any Moderating Drinker

REAL SPIRITY Cocktails.

Crafted with SPIRITS DISTILLED FROM TEA.
For an Adult-Like Sipping Experience Without Alcohol.

The perfect solution for the moderating RTD Cocktail Consumer

Non-alcoholic RTD Cocktail made using a REAL DISTILLED SPIRIT - Distilled from TEA

Distinguishing adult-like flavor profile - Complex, Bitter, and NOT SWEET.

Under 40 Cal per serving - No artificial ingredients

No Mixing. No Recipes. Cold. Convenient. Simple.

$14.99 - $17.99 Retail 4 pack


SPIRITY COCKTAILS
MINDFUL NEGRONI
NON-ALCOHOLIC COCKTAIL
<0.5% ABV.
MINDFUL APRICOT SOUR
NON-ALCOHOLIC COCKTAIL
<0.5% ABV.
MINDFUL MARGARITA
NON-ALCOHOLIC COCKTAIL
<0.5% ABV.
MINDFUL MULE
NON-ALCOHOLIC COCKTAIL
<0.5% ABV.

Rethinking The Adult Social Occasion®

"In 2018, I got sober. Sobriety for me was about much more than abstaining from alcohol - it was about choosing to engage with life differently and on a new level. After several months of living alcohol-free, I realized that the absence of alcohol returned a sense of vigor to my life. I found balance. I discovered a new life purpose."

Eric Knight
Founder & Master Distiller



Why Tea?

Tea and Socializing Go Hand-In-Hand

Throughout history, the bitter flavors of tea have been sipped on social occasions as a fashionable replacement for alcohol.









SPIRITY
COCKTAILS
MINDFUL
APRICOT SOUR
NON-ALCOHOLIC
COCKTAIL
<0.5% ABV.

STEP ONE
THE HEATING

Super heated steam is pressurized and forced into a basket containing a proprietary blend of natural tea leaves.



STEP TWO
THE ESSENCE

The super heated steam extracts congeners from the tea.

STEP THREE
THE SPIRIT

Steam is rapidly cooled and condensed into alcohol-free spirit

SPIRITY Cocktails Was Nationally Recognized As An Award-Winning Cocktail

SPIRITY was the **FIRST Non-Alcoholic Cocktail Awarded** in an Alcoholic Cocktail Category Competing Against Other Alcoholic Ready To Drink Cocktails

2020 San Francisco World Spirits Competition


SAN FRANCISCO
WORLD SPIRITS COMPETITION
20 20
BRONZE

RollingStone | Newsweek | Eat This, Not That! | THE TAKEOUT | NEWSBREAK | URBANDADDY

Forbes | BEVNET | yahoo! news | SHAPE | MEN'S JOURNAL | msn

Customer Traction To Date

655 ★★★★★ 4-5 Star Reviews

15+% Repurchase Rate

53% Revenue from Repeat Purchases

★★★★★
"Refreshing drink for a hot summer's day"
Miss Barbra, Top 100 VINE REVIEW
Amazon Review Rank #55

★★★★★
"A NICE NIGHT-CAPPER!"
Hunting Creek, Top 1000 VINE REVIEW
Amazon Review Rank #510


35 CALORIES
SPIRITY
COCKTAILS
COMPLEX
BITTER
NOT SWEET
A modern take on a classic cocktail

“DRY JANUARY” Results Offer Insights Into Year-Round Potential

Dry January is a great opportunity for early adopters exploring the category, but the true value to unlock with SPIRITY Cocktails is in its ability to **scale across ALL SEASONS!**


LYRE'S
18%
hella
COCKTAIL CO
16%
DRY
8%
Mingle
3%
KUL MOCKS
2%
Kin
34%
SPIRITY
COCKTAILS
MINDFUL MARGARITA
19%

*$ market share based upon Best Sellers Ranking of select competitors in Grocery and Gourmet Food Category on Jan 10, 2022


SPIRITY
MINDFUL MARGARITA
MINDFUL APRICOT SOUR

Competitive Business Model
For Early-stage Beverage Brand

SPIRITY Cocktails has a competitive cost structure and business model to any early stage canned RTD Cocktail on the market.

Costs are driven by packaging materials, production fees, and freight, all of which are dependent on scale and production volumes.

Products are currently sold exclusively online via Amazon and spiritycocktails.com at a retail price averaging $108.00 / 6 Liter Case.

Gross Margin target is 18% for 2022 and expect to climb to 35% by 2025.

Product Costs Decline
with Production Volume



6Liter Cs
$/ 6Liter Cs

$34.40 $34.13 $34.31

$29.12

$25.42

$21.72

135,000

54,000

25,000

10,000

1,525   4,357

2020   2021   2022   2023   2024   2025

Amazon Focused Brand Introduction To Learn And Build Awareness



amazon

Focusing on Amazon offered a unique digital opportunity to understand the potential of the brand in a crowded and competitive shopping environment that closer resembles a typical “in-store” experience than a direct to consumer website.

This enabled **16,000 unique consumers** to buy the product and offer direct feedback all while generating **$630,000 in revenue** to sustain operations.

This unique brand introduction strategy gave us valuable insights that would have taken years to understand through a “in-store” only approach.







SPIRITY
HOME
BEGIN HERE
MINDFUL MARGARITA
MINDFUL MULE
MINDFUL NEGRONI
MORE
Search all SPIRITY COCKTAILS
Real Non-Alcoholic Cocktails | SPIRITY COCKTAILS | Award Winning | Crafted with Spirits Distilled From Tea | Mindful...
675
$17.99
prime
See all details
Add to Cart
SPIRITY
MINDFUL MARGARITA
NON-ALCOHOLIC COCKTAIL
GLASS. ICE. GARNISH.
Serve in a salt rimmed cocktail glass over crushed ice. Garnish with a slice of lime.
COCKTAIL GLASS
CRUSHED ICE
SLICE OF LIME
<0.5%
ABV
25
CALORIES
8.45oz
CAN SIZE
ALL NATURAL
NO PRESERVATIVES
MOCKTAIL
FEEL LIFE. BE SPIRITY.
<0.5% ABV.
CRAFTED WITH
SPIRITS DISTILLED
FROM TEA.

13

Refined and Ready
For Brick and Mortar Retailers

Consumers are very polarized on the flavor profile of the product, they either love it or hate it. We have elected to further distinguish ourselves from the competition by **leaning in on our unique 'non sweet' flavor profile** through enhanced flavor systems and a new production process to better preserve our unique adult-like taste.

Originally designed to be poured in a glass over ice as a "cocktail", we quickly learned that consumers drink Spirity Cocktails straight from the can, similar to hard seltzers and canned beer. This led us to change the look and feel of the can and increase the carbonation levels, **improving the SPIRITY Cocktail's canned beverage experience.**

Calories are still king. From a nutritional standpoint our **consumers most value the low calorie aspect** of the brand which has led us to committ to a **maximum of 40 calories per serving** without the use of artificial sweeteners.


SPIRITY
COCKTAILS
MINDFUL
MARGARITA
NON-ALCOHOLIC
COCKTAIL
<0.5% ABV.
8.45 FL OZ (250 ML)

BEFORE


MADE WITH SPIRITS DISTILLED FROM TEA
SPIRITY
COCKTAILS
MINDFUL
MARGARITA
NON-ALCOHOLIC
COCKTAIL
<0.5% ABV.
8.45 FL OZ (250 ML)

AFTER

Go-To-Market Strategy
Expanding Into Brick & Mortar Retail


SPIRIT
COCKTAILS
NON-ALCOHOLIC
COCKTAIL

An Exciting Opportunity To Capture Exclusive Shelf Presence

19 States currently allow SPIRIT based RTDs to be sold alongside Beer in the same retail outlet.

Our focus will be establishing distribution in states where beer and RTD spirits are sold in the same retailer.

We will be targeting regional distributors with independent grocery chains currently selling at least 1 craft NA Beer

Canada and other International markets offer significant growth opportunities in 2025+

This slide reflects management's current views with respect to future events based on information currently available and is subject to risks and uncertainties. This slide is meant for illustrative purposes and does not represent guarantees of future results, levels of activity, performance, or achievements.

We Are Raising To Support Our Move To Retail

Use of Funds

25%
TEAM

Expand existing team with 2 "in market" sales reps to support our entry into retail.

25%
MARKETING

Digital/Social
Regional Marketing Activities
Sampling

40%
PRODUCT

Working Capital
New Cocktail & Pilot Program
Equipment for Tea Distillation

10%
G&A

Software & Partners
Travel
Misc



Previously Raised: $250k From Outside Investors

Recent Market Transactions Indicate A High Exit Potential


DRNXMYTH
Ginger Drop
SPIRITY COCKTAILS
MINDFUL MULE
TWIST

An Attractive Opportunity For Established Companies Looking To Enter An Emerging (And Thriving) Category

Seedlip - DIAGEO invested through many different rounds and ultimately acquired the brand.

Ritual Zero Proof - Distill Ventures made minority investment.

Hopwater - Raised $7.4 Million at at $21.4 Million post money valuation led by Constellation Ventures.

SPIRITLESS - Blue Equity invested undisclosed amount.

Athletic Brewing Company - Raised $140.45 Million including its most recent $36.33 Million round in October of 2021.

Sunwink Mocktail Tonic - Raised $7.1 Million at a $37.1 Million valuation in March 2021.

The transaction examples listed above represent successful investments and exits and there is no guarantee that Spirity Cocktails will achieve similar results, nor is it meant to suggest investors should expect to receive similar returns. Any potential returns an investor might receive are variable based on many factors including, but not limited to, the valuation at which an investor invests at and future dilution. In addition, the companies listed above may be substantially different in size, stage, and scope than Spirity Cocktails.

Founding Team



Eric Knight
Founder & Master Distiller
President, Zero Proof Drinks (Spirity Cocktails)
- 20 years of Operational Experience in Wine & Spirits
- Winemaking Certificate UC Davis
- MBA California State
- Champion of Sober Living



Robert Pelletier
Board Member
President & CEO, Pacific Hardwood
- Entrepreneur
- Health & Fitness Enthusiast



Joey Rosa
Co-Founder, Board Member
Founder & Creative Director, Matterful Brands
- 15+ Years Experience in CPG Design
- Adjunct Professor Packaging BFA, FIT NYC
- Award winning digital / e-comm design agency



David Weissman
Strategic Advisor
- Founder Soltado Tequila
- Co-founder Mexican Mezcal
- Head of Due Diligence - VC



Devin Santa
Brand Awareness Director
Spirity Cocktails



Marissa Yunque
Content Director
Spirity Cocktails

MATTERFUL BRANDS 0 Proof Drinks

Appendix


SPIRITY
COCKTAILS
MINDFUL
MARGARITA
NON-ALCOHOLIC
COCKTAIL
x4

MSRP: $14.99 - $17.00

Nutrition Facts

Serving size	1 Can
Amount Per Serving **Calories**	**25**
	% Daily Value
Total Fat 0g	**0%**
Sodium 0mg	**0%**
Total Carbohydrate 8g	**3%**
Total Sugars 7g	
Incl. 7g Added Sugars	**14%**
Protein 0g	**0%**
Not a significant source of other nutrients	

INGREDIENTS: Filtered Water, Natural Distillate from Tea, Cane Sugar, Natural Flavors, Lime Juice form Concentrate, Citric Acid, Ascorbic Acid, Turmeric for Color, Spirulina Extract for Color, Acacia Gum.


SPIRITY
COCKTAILS
MINDFUL
APRICOT SOUR
NON-ALCOHOLIC
COCKTAIL
x4

MSRP: $14.99 - $17.00

Nutrition Facts

4 Servings Per Container	
Serving size 1 Can	
Amount Per Serving **Calories**	**40**
	% Daily Value
Total Fat 0g	**0%**
Sodium 0mg	**0%**
Total Carbohydrate 9g	**3%**
Total Sugars 9g	
Incl. 7g Added Sugars	**14%**
Protein 0g	**0%**
Calcium 26g 2% • Potassium 52g 2%	
Not a significant source of other nutrients	

INGREDIENTS: Filtered Water, Natural Distillate from Tea, Apricot Puree Concentrate, Cane Sugar, Natural Flavors, Citric Acid, Acacia Gum, Vegetable Juice for Color.


SPIRITY
COCKTAILS
MINDFUL
MULE
NON-ALCOHOLIC
COCKTAIL
x4

MSRP: $14.99 - $17.00

Nutrition Facts

4 Servings Per Container	
Serving size 1 Can	
Amount Per Serving **Calories**	**35**
	% Daily Value
Total Fat 0g	**0%**
Sodium 0mg	**0%**
Total Carbohydrate 11g	**4%**
Total Sugars 10g	
Incl. 10g Added Sugars	**20%**
Protein 0g	**0%**
Not a significant source of other nutrients	

INGREDIENTS: Filtered Water, Natural Distillate from Tea, Cane Sugar, Natural Flavors, Ginger Juice, Citric Acid, Ascorbic Acid, Acacia Gum.


SPIRITY
COCKTAILS
MINDFUL
NEGRONI
NON-ALCOHOLIC
COCKTAIL
x4

MSRP: $14.99 - $17.00

Nutrition Facts

4 Servings Per Container	
Serving size 1 Can	
Amount Per Serving **Calories**	**30**
	% Daily Value
Total Fat 0g	**0%**
Sodium 0mg	**0%**
Total Carbohydrate 8g	**3%**
Total Sugars 7g	
Incl. 7g Added Sugars	**14%**
Protein 0g	**0%**
Not a significant source of other nutrients	

INGREDIENTS: Filtered Water, Natural Distillate from Tea, Cane Sugar, Natural Flavors, Citric Acid, Fruit and Vegetable Juice for Color, Ascorbic Acid, Turmeric for Color, Acacia Gum.

Forward Looking Profit & Loss

Profit and Loss

	2019	2020	2021	2022	2023	2024	2025
Updated 2/6/22							
Income	$ -	$137,164	$ 391,905	$ 803,445	$1,787,146	$3,358,061	$7,495,404
Cost of Goods Sold	$ -	$118,117	$ 347,612	$ 656,072	$1,387,720	$2,375,650	$4,852,426
Gross Profit	$ -	$ 19,047	$ 44,293	$ 147,372	$ 399,426	$ 982,411	$2,642,978
		14%	11%	18%	22%	29%	35%
Expenses							
Total Advertising & Marketing	$ 1,788	$ 27,520	$ 129,600	$ 342,401	$ 535,946	$ 719,457	$1,021,975
Product Development	$ 24,258	$ 42,340	$ 4,695	$ 25,000	$ 60,000	$ 60,000	$ 60,000
Total Payroll Expenses	$ -	$ 3,395	$ 29,311	$ 228,260	$ 381,940	$ 583,080	$ 650,880
Other G&A Expenses	$ 15,810	$ 33,709	$ 43,350	$ 48,207	$ 89,357	$ 167,903	$ 374,770
Total Expenses	$ 41,855	$106,963	$ 206,956	$ 643,868	$1,067,243	$1,530,440	$2,107,626
Net Operating Income	$(41,855)	$ (87,917)	$(162,663)	$(496,495)	$ (667,817)	$ (548,029)	$ 535,352
6L Cases	-	1,525	4,357	9,574	24,891	53,723	134,766

Income


Income
Amazon
DTC
Retail
$8,000,000
$6,000,000
$4,000,000
$2,000,000
$137,000
$392,000
$72,000
$188,000
$542,000
$565,249
$550,000
$671,372
$1,845,024
$756,519
$756,519
$5,790,475
$852,464
$852,464
2020
2021
2022
2023
2024
2025

These statements reflect management's current views based on information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they are meant for illustrative purposes and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results. Please see Data Room for additional detail regarding the assumptions underlying these projections.

EXHIBIT E

Video Transcript

Video Transcript

No Words

Video depicts a bartender pouring a Spirity "Mindful Mule" drink from the can into a cup with ice, adding a lime garnish, and serving.